Filed by Stora Enso Oyj
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933 and deemed
                                    filed pursuant to Rule 14a-12 of the
                                    Securities Exchange Act of 1934

                                    Subject Company: Consolidated Papers, Inc.
                                    Commission File No. 001-11359


We urge you to read the Proxy Statement/Prospectus dated July 26, 2000, which Stora Enso has filed with the Securities Exchange Commission as part of a Registration Statement, because it contains important information. The Proxy Statement/Prospectus was sent on or about July 28, 2000 to stockholders of Consolidated Papers, Inc. seeking their approval of the proposed merger of Consolidated Papers with a subsidiary of Stora Enso. You may obtain a free copy of the Proxy Statement/Prospectus and other documents filed by Consolidated Papers (as well as certain documents filed by Stora Enso) with the Commission at the Commission's web site at www.sec.gov. Stora Enso's Registration Statement on Form F-4 (File No. 333-12342) may also be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement, including documents incorporated by reference therein, may also be obtained from Stora Enso by contacting Stora Enso Oyj, Attention: Maija Harsu, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland, and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc., Attention: Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O. Box 8050, Wisconsin Rapids, Wisconsin 54495-8050. Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the transaction. Information concerning the participants is set forth in the Proxy Statement/Prospectus.


                                  *     *     *

                  The following press release was issued by Stora Enso Oyj on August 9, 2000.


Stora Enso announces its North American organisation

Stora Enso's operations in North America will come under a new division Stora Enso North America led by Kai Korhonen, SEVP and a member of Stora Enso's Executive Management Group. Kai Korhonen will report to Bjorn Hagglund, Deputy CEO.

Stora Enso North America will consist of two key business units: Magazine Papers manufacturing LWC (Light Weight Coated) and SC (Super Calendered) papers and newsprint; and Fine Papers, manufacturing fine papers, speciality papers and paperboard. Stora Enso's Canadian Port Hawkesbury mill, which manufactures newsprint and SC papers will become part of the Magazine Paper business unit.

The combined North American Division's annual sales are anticipated to total about EUR 2,6 billion (pro forma 1999) and its combined capacity of paper and board will be approximately 2.7 million metric tons. Within its 12 manufacturing and converting operations and 25 sales offices, the North American Division will employ approximately 7,600 people.

The North American Management Group will consist of the following people:
Mr Ronald Swanson, SVP, Magazine Papers, Mr Aulis Ansaharju, SVP, Fine Papers, Mr Peter Mersmann, SVP, Marketing and Sales, Mr Sten Holmberg, SVP, Accounting and Legal affairs, Mr Asko Hyttinen, SVP, Divisional Planning, Mr Gary Parafinczuk, SVP , Human Resources, and Mr Tim Laatsch, SVP Communications.

Stora Enso North America's financial results will be reported in accordance with the current Stora Enso product areas: magazine paper, newsprint, fine paper, packaging boards, timber products, and market pulp.

The organisation and appointments are subject to the successful completion of Stora Enso's acquisition of Consolidated Papers.

For further information please contact:
Kari Vainio, Stora Enso Oyj, Executive Vice President, Communications and Investor Relations, tel. +358 2046 21393 or
Tim Laatsch, Consolidated Papers, Inc., Vice President, Corporate
Communications, tel. +1 715 422 4023.

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. The Group holds a leading global position in these product areas. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10.5 billion, with some 40,000 employees in more than 40 countries.